UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-35811

CUSIP NUMBER:  42225K106

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Health Insurance Innovations, Inc.

Full Name of Registrant

Not applicable.

Former Name if Applicable

15438 N. Florida Avenue, Suite 201

Address of Principal Executive Office (Street and Number)

Tampa, Florida 33613

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Health Insurance Innovations, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2014 within the prescribed time period without unreasonable effort or expense because the Company needs additional time to determine the appropriate accounting treatment of a net tax benefit that the Company is required to share under a Tax Receivable Agreement. The Company intends to file the Form 10-Q with the Securities and Exchange Commission as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

DIRK A. MONTGOMERY	877	376 5831
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As disclosed in the Form 8-K filed with the Securities and Exchange Commission on November 10, 2014, the Company’s revenues for the quarter ended September 30, 2014 were $23.4 million, an increase over $14.7 million in revenues for the third quarter ended September 30, 2013. The Company’s net income for the third quarter of 2014 will depend on the determination of the appropriate accounting treatment of a net tax benefit that the Company is required to share under a Tax Receivable Agreement. As disclosed in the Form 8-K filed on November 10, 2014, during the quarter ended September 30, 2014, the Company recorded an expense payable pursuant to the Tax Receivable Agreement of $10.4 million, which is payable over the term of the Tax Receivable Agreement. The Company may determine that such expense should be less than the aggregate expense through the end of the term of the Tax Receivable Agreement, in which case the Company’s net loss for the third quarter of 2014 may be smaller than the $12.3 million net loss previously reflected in the Form 8-K filed on November 10, 2014.

Health Insurance Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2014	By	/s/ Dirk A. Montgomery
Dirk A. Montgomery
Executive Vice President and Chief Financial Officer